www.linkedin.com/in/aydanz
(LinkedIn)

Top Skills

Brand Development
User Interface Design
Project Management

Languages

Turkish (Professional Working)
English (Full Professional)
German (Limited Working)
Azerbaijani (Native or Bilingual)
Russian (Professional Working)

Certifications

Product Manager
SheCodes Basics

Aydan Zeynalova

Co-Founder | Head of UX/UI | Leap '22
Denver, Colorado, United States

Summary

Hound is building the future of work in veterinary medicine.
I have over 10 years of international business, project management, and design experience. My work has impacted some of the world's largest brands, including Redbull, L'Oreal, Nestle, Perdue Farms, and National Geographic. I have designed and managed solutions/products across recruiting, workforce enablement, analytics, advertising, and marketing.
UX/UI has become a deep passion of mine, and I am committed to designing solutions people need and love to use.

Experience

hound
Co-Founder | Head of UX/UI
August 2020 - Present (2 years 1 month)
Denver, Colorado, United States

We exist to empower job seekers and employees, provide great tools for employers, and foster community in the pet care industry. We will become the industry standard, go-to platform for jobs and culture in pet care.

Built by and for pet care professionals.

www.hound.vet

Pet Care Collective
Co-Founder | Head of UX/UI
April 2021 - Present (1 year 5 months)
Denver, Colorado, United States

We created Pet Care Collective for one reason - unity. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the people of our industry.

Healthier culture. Better technology. Stronger community.

Leap Venture Studio & Academy
Accelarator Program (Cohort 5)
February 2022 - May 2022 (4 months)
New York, United States

Selected as one of 6 pet care startups out of over 140 global applicants.

Started in 2018, Leap Venture Studio has quickly become the most effective startup accelerator in the pet care industry. The world-class networks and resources of R/GA, Michelson Found Animals, and Mars continue to help innovative pet care startups improve the lives of pets and their owners. Within 5 years, over $100M has been raised by the first 4 cohorts, including Shark Tank appearances and multiple exits.

Leap is empowering new leaders in the pet care space to ignite meaningful growth across the pet care ecosystem.

Acorn Analytics Inc.
UX Designer
December 2020 - May 2021 (6 months)

Self-employed
UX UI Designer
September 2018 - May 2021 (2 years 9 months)

Anadolu Plazma Teknoloji Enerji Merkezi
Project Manager
April 2016 - August 2018 (2 years 5 months)
Ankara, Turkey

National Geographic
Marketing Project Manager
August 2014 - December 2015 (1 year 5 months)
Baku, Azerbaijan

• Organized various projects and events involving editors and journalists from National Geographic and other publishing offices around the world.
• Analyzed and identified brand new markets and potential customers for a new product within the region. Arranged and categorized company's spend according to events and sales.

• Established and arranged a strong working relationship with various social organizations, media analysts, analytical companies, scientific centers, universities, embassies, ministries and advertising agencies.

• Implemented planning and reporting procedures of the marketing and sales services and drew up a marketing and sales budget for new projects increasing sales by 130% within the first year.

• Effectively managed and guided the suppliers, contractors, sales and editorial departments and supervised the implementation of sales plan.

• Managed resources within business line to achieve company and client project goals, including budgeting, cost control, planning, and resource allocation.

ZenithOptimedia Group I The ROI Agency
Account Manager
November 2013 - August 2014 (10 months)
Baku, Azerbaijan

• Coordinated, completed and delivered multiple projects and proactive account management to a portfolio of key national and international accounts, such as Nestle, Microsoft, Nivea, L'Oreal and AXA insurance Created invoices, reports, flowcharts, cost estimation for clients, managed biddings and proposals.

• Used contacts to generate new business and have maintained a good and strong relationship with clients.

• Wrote business plans for all current and opportunity tender business and formulated strategies and passed on proposals.

• Contributed to strategic planning in the selection of new business partners.

University of Warwick
Researcher at the University of Wariwick. Warwick Manufacturing Group
October 2011 - July 2013 (1 year 10 months)
Coventry, United Kingdom

Gloria Palace Amadores
Assistant Animation and Events Manager
July 2010 - September 2010 (3 months)
Las Palmas De Gran Canaria Area, Spain

• Managed a team of 15+ people.

• Negotiated prices with suppliers and contractors.

• Booked venues, entertainment, equipment and supplies.

• Hired and supervised contractors such as caterers, performers and security.

• Made sure that everything ran smoothly on the day of various events.

American University of Sharjah
Design Management TA
January 2010 - June 2010 (6 months)
United Arab Emirates

Reported to theDesign Profession Professor about the class's progress by creating spreadsheets showing details about each students' contribution to any given group or individual class project.

We're All About Marketing - WAAM Pty Ltd
Marketing and Graphic Design Intern
June 2009 - September 2009 (4 months)
sy

• Actively participated in the ongoing development of communications strategy, plans and budgets.
• Created marketing communications within the team.
• Worked with the team and product specialists to develop compelling propositions, briefs and content for a consumer audience.
• Managed other marketing campaigns and projects as they arise (email campaigns, brochures, mailings, etc.) and ensured work is produced both on time and to budget

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Education

University of Warwick
PGc, Project Management · (2011 - 2013)

Ironhack
UX/UI Design · (2019 - 2019)

American University of Sharjah
Bachelor of Science, Design Management · (2006 - 2011)